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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                NELLCOR PURITAN
                              BENNETT INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                NELLCOR PURITAN
                              BENNETT INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.00L PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  640275 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             C. RAYMOND LARKIN, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              4280 HACIENDA DRIVE
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 463-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                With a Copy to:

                          ROBERT M. MATTSON, JR., ESQ.
                            MORRISON & FOERSTER LLP
                     19900 MACARTHUR BOULEVARD, 12TH FLOOR
                            IRVINE, CALIFORNIA 92612
                                 (714) 251-7500

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Nellcor Puritan Bennett Incorporated, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 4280 Hacienda Drive, Pleasanton, California 94588. The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share, of the Company (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and, together with such shares of Common Stock, except where the context otherwise requires, the "Shares") issued pursuant to the Rights Agreement (the "Amended Rights Agreement"), dated as of June 11, 1991, as first amended as of September 1, 1992, amended and restated as of March 8, 1996 and amended on July 23, 1997, between the Company and Rights Agent (as defined in Item 8(a) below).

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to a tender offer by NPB Acquisition Corp., a Delaware corporation (the "Merger Sub"), and a direct wholly-owned subsidiary of Mallinckrodt Inc., a New York corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 29, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares, at a price of $28.50 per Share, in cash, net to the seller, subject to the terms and conditions set forth in the Offer to Purchase, dated July 29, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase as it may be amended, constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 23, 1997 (the "Merger Agreement"), among the Purchaser, Merger Sub and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 hereto, and incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser and Merger Sub are at 7733 Forsyth Boulevard, St. Louis, Missouri 63105-1820.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b) and the Information Statement attached hereto as Schedule II and incorporated herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the Purchaser, its executive officers, directors or affiliates.

 The Merger Agreement.

  The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit 1 hereto. Capitalized terms not otherwise defined herein have the meanings set forth in the Merger Agreement.

  General. The Merger Agreement provides that, promptly after expiration of the Offer and receipt of any required approval by the Company's stockholders of the Merger Agreement and the satisfaction or waiver of certain other conditions the Merger Sub will be merged into the Company. If the Merger Sub acquires 50% of the outstanding Shares pursuant to the Offer, it will have the votes necessary under the Delaware General Corporation Law ("DGCL") to approve the Merger. Under the DGCL, if the Merger Sub owns at least 90% of the outstanding Shares, the Merger Sub will be able to and intends to effect the Merger without a meeting of

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holders of Shares. Upon consummation of the Merger, each then outstanding
Share not owned by Purchaser, the Merger Sub or any other subsidiary of Purchaser ("Purchaser Companies") (other than Shares held by Dissenting Stockholders), will be converted into the right to receive an amount in cash (the "Merger Consideration") equal to $28.50 or such greater amount that may be paid pursuant to the Offer.

  The respective obligations of the Company, the Purchaser and Merger Sub to consummate the Merger are subject to the fulfillment of certain conditions set forth in the Merger Agreement, any or all of which may be waived in whole or in part by Purchaser or the Merger Sub, as the case may be, to the extent permissible by applicable law including (i) if required by the DGCL, the approval of the Merger Agreement by the holders of a majority of the Shares in accordance with applicable law and the Restated Certificate of Incorporation and Bylaws of the Company, (ii) the purchase by Merger Sub (or one of the Purchaser Companies) of Shares pursuant to the Offer, (iii) there being no statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any United States or state court or other Governmental Entity (as defined in the Merger Agreement) of competent jurisdiction in effect which prohibits consummation of the transactions contemplated by the Merger Agreement (collectively, an "Order"), and (iv) the Company's representations and warranties concerning the Rights Amendment remaining true and correct and the Company having performed its obligations set forth in the Merger Agreement concerning, among other things, taking all action to provide for the cash-out immediately prior to the Effective Time of employee stock options granted prior to July 22, 1997; provided that this last condition shall be deemed satisfied if Purchaser's designees to the Company's Board of Directors constitute a majority of the members of the Board and take any action to reverse, modify or amend any action taken by the Board of Directors prior to such designees constituting a majority of the Company's Board.

  Termination Provisions. According to its terms, the Merger Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the Effective Time, before or after approval by holders of Shares:

    (a) By the mutual consent of Purchaser and the Company, by action of their respective Boards of Directors; or

    (b) By action of the Board of Directors of either Purchaser or the Company if (i) the Merger Sub, or any Purchaser Company, shall have terminated the Offer without purchasing any Shares pursuant thereto; or
  (ii) the Merger shall not have been consummated by December 31, 1997, whether or not such date is before or after the approval by holders of Shares; or (iii) if required, the stockholders of the Company shall not have approved the Merger Agreement at a meeting duly convened therefor; or
  (iv) any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country or economic region in which either the Company or Purchaser, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree ruling or other action is or shall have become final and nonappealable; or

    (c) By action of the Board of Directors of Purchaser if: (i) the Company shall have breached or failed to perform in any material respect any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Company prior to such date of termination which breach or failure shall not have been cured prior to the earlier of (A) ten business days following the giving of written notice to the Company of such breach or failure and, if applicable, (B) the date on which the Offer is then scheduled to expire, or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete when made except for such failures to be complete or accurate that, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole or could prevent or materially delay the transactions contemplated by the Merger Agreement or impair the ability of Purchaser, Merger Sub, the Company or any of their respective affiliates, following consummation of the Offer or the Merger, to conduct any material business or operations in any jurisdiction where they are now being conducted; or (ii) the Board of Directors of the Company (or a

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

  special committee thereof) shall have amended, modified or withdrawn in a manner adverse to Purchaser or Merger Sub its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board of Directors of the Company, upon request by Purchaser, shall have failed to publicly reaffirm such approval or recommendation within ten business days of such request by Purchaser or shall have endorsed, approved or recommended any other Acquisition Proposal (as defined under "Acquisition Proposals" below) or shall have resolved to do any of the foregoing; or (iii) the Company shall have entered into any agreement, letter of intent or agreement in principle with respect to any other Acquisition Proposal; or

    (d) By action of the Board of Directors of the Company, among other things, if: (i) Purchaser or Merger Sub (or another Purchaser Company) shall have breached or failed to perform in any material respect any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by Purchaser or Merger Sub prior to such date of termination which breach or failure shall not have been cured prior to the earlier of (A) ten business days following the giving of written notice to the Purchaser of such breach or failure, and, if applicable, (B) the date on which the Offer is then scheduled to expire; or (ii) (w) the Company is not in material breach of any of the terms of the Merger Agreement, (x) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a definitive written acquisition agreement concerning an Acquisition Transaction (as defined under "Acquisition Proposals" below) (such an agreement, an "Alternative Acquisition Agreement") and five business days elapse after delivery to Purchaser of a written notice that the Board of Directors of the Company has so authorized the Company to enter into such Alternative Acquisition Agreement, attaching the most current version of such agreement (which shall include all of the material terms, including the price proposed to be paid for Shares pursuant thereto) to such notice,
  (y) Purchaser does not make, within five business days of receipt of such written notice from the Company, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the offer set forth in the Alternative Acquisition Agreement that the Company has indicated that it intends to enter into following the end of such five business day period, and (z) the Company, prior to such termination, pays to Purchaser in immediately available funds the fees described in the next paragraph.

  The Merger Agreement provides that if (i) (x) the Offer shall have remained open for a minimum of at least 25 business days, (y) after the date of the Merger Agreement any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") other than Purchaser or Merger Sub or any of their respective subsidiaries or affiliates (collectively, a "Person") shall have become the beneficial owner of 15% or more of the outstanding Shares or shall have publicly announced a proposal or intention to make an Acquisition Proposal or any Person shall have commenced, or shall have publicly announced an intention to commence, a tender offer or exchange offer for 15% or more of the outstanding Shares, and (z) the Minimum Condition shall not have been satisfied and the Offer is terminated without the purchase of any Shares thereunder, or (ii) Purchaser shall have terminated the Merger Agreement in accordance with clause (c)(ii) or (c)(iii) of the previous paragraph, or (iii) the Company shall have terminated the Merger Agreement in accordance with clause (d)(ii) of the previous paragraph then the Company shall promptly, but in no event later than two days after the date of such termination (except as otherwise expressly provided in accordance with clause (d)(ii)(z) requiring an earlier payment), pay Purchaser a fee of $45,000,000 (the "Termination Fee") and shall reimburse Purchaser and Merger Sub (not later than one business day after submission of statements therefor) for (i) an amount equal to all of the actual documented out-of-pocket charges and expenses incurred by Purchaser and Merger Sub in connection with the Merger Agreement and the transactions contemplated thereby up to a maximum amount of $3,500,000, plus (ii) an amount equal to all of the actual documented financing fees paid by Purchaser in connection with the Credit Agreement, dated July 23, 1997, between Purchaser and the lenders named therein (the "Credit Facility") up to a maximum amount of $4,000,000 (such charges, expenses and financing fees referred to in clauses (i) and (ii) collectively, the "Purchaser Expenses"), in each case payable by wire transfer in same day funds. If the Merger Agreement is terminated by Purchaser pursuant to clause (c)(i) of the previous paragraph, then the Company shall promptly pay to Purchaser the Purchaser Expenses and, if within 18 months of the date of such termination, the Company shall enter into any agreement with respect to an Acquisition Transaction, the Company shall,

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

promptly but in no event later than two days after the entry into such agreement, pay Purchaser the Termination Fee. If the Company fails to promptly pay the Termination Fee or Purchaser Expenses when due, and, in order to obtain such payment, Purchaser or Merger Sub commences a suit which results in a judgment against the Company for the fee set forth in this paragraph, the Company shall pay to Purchaser or Merger Sub its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Morgan Guaranty Trust Company of New York on the date such payment was required to be made. The Merger Agreement provides that if the Merger Agreement is terminated by the Company in accordance with clause (d)(i) of the previous paragraph or by the Company or Purchaser in accordance with clause (b)(i) of the previous paragraph in the event Merger Sub or Purchaser shall have terminated the Offer in violation of the terms of the Offer, then Purchaser shall promptly reimburse the Company (not later than one business day after submission of statements therefor) for an amount equal to the Company's actual documented out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement in an amount not to exceed $3,500,000.

  Amendment. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties to the Merger Agreement may modify or amend by written agreement executed and delivered by duly authorized officers of the respective parties.

  Treatment of Options. The Merger Agreement provides that except in accordance with the next sentence, the Company shall take such actions as may be necessary such that immediately prior to the effective time of the Merger (the "Effective Time") each stock option outstanding pursuant to the Company's stock plans listed in the Merger Agreement (each, an "Option"), whether or not then exercisable, shall be canceled and only entitle the holder thereof, upon surrender thereof, to receive an amount in cash from the Company equal to the result of multiplying the number of Shares previously subject to such Option by the difference between the Merger Consideration and the per Share exercise price of such Option. Notwithstanding anything contained in the Merger Agreement to the contrary, all Options granted after July 21, 1997 shall, at the Effective Time, be assumed by Purchaser in accordance with the terms of the applicable Stock Plan and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each post July 21, 1997 Option may be exercised solely for shares of Purchaser common stock, (ii) the number of shares of Purchaser common stock subject to such Option shall be equal to the result (rounded down to the nearest whole share) of multiplying the number of Shares subject to such Option immediately prior to the Effective Time by a fraction (the "Conversion Fraction"), the numerator of which is the Merger Consideration and the denominator of which is the average of the closing prices of one share of Purchaser common stock on the New York Stock Exchange ("NYSE") for the five business days immediately prior to the Effective Time and (iii) the per share exercise price under each such Option shall be equal to the result (rounded up to the nearest whole cent) of dividing the per share exercise price under each such Option immediately prior to the Effective Time by the Conversion Fraction, provided, however, that with respect to any Option which is an "incentive stock option," within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), the adjustments provided in the Merger Agreement shall, if applicable, be modified in a manner so that the adjustments are consistent with requirements of Section 424(a) of the Code. As a result of the cancellation of Options granted on or before July 21, 1997 pursuant to the Merger Agreement, and based upon the Options outstanding as of that date and a $28.50 Offer price, a total of approximately $69.2 million would be paid to holders of such Options, including $20.1 million to executive officers and $6.4 million to non-employee directors of the Company.

  The Merger Agreement provides that the Company will take such actions as may be necessary so that each employee participating in the Company's 1995 Employee Stock Purchase Plan, as amended (the"1995 ESPP") immediately prior to the Effective Time shall only be entitled to receive an amount in cash equal to the result of multiplying (i) the Merger Consideration by (ii) a fraction, the numerator of which is the accumulated payroll deductions in the employee's account under the 1995 ESPP at the Effective Time, and the denominator of which is the purchase price for the "Offering" for the "Purchase Period" (as such terms are defined in the 1995 ESPP) in effect immediately prior to the Effective Time. The Company agrees to take such actions as may be necessary to cease as of the Effective Time all further offerings and payroll deductions under the 1995 ESPP.


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  All restrictions on the retention of shares of restricted stock granted to employees under the Company's 1994 Equity Incentive Plan, as amended, shall lapse immediately prior to the Effective Time.

  Indemnification of Officers and Directors. The Merger Agreement provides that from and after the Effective Time, Purchaser will to the fullest extent that the Company would have been permitted under Delaware law and the Company's Restated Certificate of Incorporation and Bylaws, and (ii) cause the Surviving Corporation, to the fullest extent permitted under Delaware law, to indemnify and hold harmless each present and former director and officer of the Company, determined as of the Effective Time, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time. The Merger Agreement also provides that Purchaser shall cause the Surviving Corporation either (i) to maintain the Company's existing officers' and directors' liability insurance (or equivalent thereof) ("D&O Insurance") for a period of six years after the Effective Time, so long as the annual premium therefor is not in excess of an amount (the "D&O Premium") equal to 150% of the last annual premium paid prior to the date of the Merger Agreement; provided, however, if the existing D&O Insurance expires, is terminated or canceled during such six year period, the Surviving Corporation will use its best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of the D&O Premium, or (ii) purchase tail insurance in respect of the existing D&O Insurance for six years for a premium not to exceed $1,000,000.

  Treatment of Employee Benefits. The Merger Agreement provides that during the period commencing at the Effective Time and ending on the second anniversary thereof, the employees of the Company will continue to be provided with benefits under employee benefit plans (other than stock options or other plans involving the issuance of securities of the Company or Purchaser) which in the aggregate are substantially comparable to those currently provided by the Company to such employees; provided, however, that employees covered by collective bargaining agreements need not be provided with such benefits. Purchaser will cause each employee benefit plan of Purchaser in which employees of the Company are eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with the Company as if such service were with Purchaser, to the same extent that such service was credited under a comparable plan of the Company. Purchaser will, and will cause the Surviving Corporation to, honor in accordance with their terms (i) all employee benefit obligations to current and former employees of the Company accrued as of the Effective Time and (ii) to the extent set forth in the disclosure letter delivered in connection with the Merger Agreement, all employee severance plans in existence on the date of the Merger Agreement and all employment or severance agreements entered into prior to the date of the Merger Agreement.

  Composition of the Board of Directors. The Merger Agreement provides that, if requested by Purchaser, the Company will, subject to compliance with applicable law and promptly following the purchase by the Merger Sub of such number of Shares pursuant to the Offer as satisfies the Minimum Condition, take all actions necessary to cause persons designated by Purchaser to become directors of the Company so that the total number of such persons equals not less than the product of the total number of directors on the Board (giving effect to the directors elected in accordance with this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Merger Sub or any affiliate of Merger Sub bears to the total number of Shares then outstanding. In furtherance thereof, the Company has agreed to increase the size of its Board of Directors, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Purchaser's designees to be elected to the Company's Board of Directors, provided that at all times prior to the Effective Time, the Company's Board of Directors shall consist of at least two members who are neither officers, stockholders, designees nor affiliates of Purchaser ("Purchaser Representatives"). The Company's obligations to appoint designees to the Company's Board of Directors are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

  Acquisition Proposals. Pursuant to the Merger Agreement, the Company agreed that it, its affiliates and its and their respective officers, directors, employees, representatives and agents (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) would

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immediately cease any existing discussions or negotiations, if any, with any parties conducted theretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or more than 15% of the equity interest in, the Company or any of its subsidiaries (by direct purchase from the Company, tender or exchange offer or otherwise) or any business combination, merger or similar transaction (including an exchange of stock or assets) with or involving the Company or any subsidiary (except as set forth in the disclosure letter delivered pursuant to the Merger Agreement) or division of the Company (an "Acquisition Transaction"). The Merger Agreement provides that, except as set forth therein, neither the Company nor any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, will, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Purchaser and Merger Sub, any affiliate or associate of Purchaser and Merger Sub or any designees of Purchaser and Merger Sub) with respect to any inquiries or the making of any offer or proposal (including, without limitation, any offer or proposal to the stockholders of the Company) concerning an Acquisition Transaction (an "Acquisition Proposal"); provided, however, that the Company may directly or indirectly, furnish information and access pursuant to an appropriate confidentiality agreement, in each case only in response to a request for information or access, to any person making a written Acquisition Proposal to the Board of Directors of the Company made after the date of the Merger Agreement which was not encouraged, solicited or initiated by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents on or after the date of the Merger Agreement and may participate in discussions and negotiate with such person concerning any such Acquisition Proposal, if and only if the Board of Directors of the Company determines in good faith, based upon the advice of outside counsel to the Company, that failing to provide such information or access or to participate in such discussions or negotiations would constitute a breach of the Board's fiduciary duty under applicable law and provided, further, that nothing in the Merger Agreement shall prevent the Board from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer, and provided, further, that the Board shall not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless the Board shall have determined in good faith, based upon the advice of outside counsel to the Company, that failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law. The Merger Agreement provides that the Company's Board of Directors will notify Purchaser immediately if any such written Acquisition Proposal is made and shall in such notice indicate the identity of the offeror and the terms and conditions of any such proposal. The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Company's Board of Directors shall have determined in good faith, based upon the advice of outside counsel to the Company, that failing to release such third party or waive such provisions would constitute a breach of the Board's fiduciary duties under applicable law.

  Covenants. The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

  Conditions. Notwithstanding any other provision of the Offer, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission ("SEC"), including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion (subject to the Merger Agreement), terminate or amend the Offer as to any Shares not then paid for if, (i) prior to the expiration of the Offer, (x) a number of Shares which, together with any Shares owned by Purchaser or Merger Sub, constitutes more than 50% of the voting power (determined on a fully-diluted basis) of all the securities of the Company entitled to vote generally in the election of directors or in connection with a merger shall not have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (y) any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer, and any similar waiting periods under any foreign

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

statutes or regulations that are applicable to the Offer or the Merger shall not have expired or been terminated, or any regulatory approvals applicable to the Offer and the Merger shall not have been obtained on terms satisfactory to the Purchaser in its reasonable judgment, or (ii) on or after July 23, 1997, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment), any of the following events shall occur:

  (a) there shall have occurred and be continuing (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material limitation (whether or not mandatory) by any Governmental Entity on, or any other event that could reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions, (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or (v) any material adverse change in the relevant financial markets that could reasonably be expected to materially and adversely affect the syndication of the Credit Facility;

  (b) the Company shall have breached or failed to perform in any material respect any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Company prior to the date of termination of the Merger Agreement which breach or failure shall not have been cured prior to the earlier of (i) ten business days following the giving of written notice to the Company of such breach or failure and (ii) the date on which the Offer is then scheduled to expire, or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete when made or, except for those representations or warranties that address matters only as of a particular date, thereafter shall become inaccurate or incomplete except for changes specifically permitted in the Merger Agreement and the failure of any such representations and warranties to be complete and accurate that, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole or could prevent or materially delay the transactions contemplated by the Merger Agreement or impair the ability of Purchaser, the Merger Sub, the Company or any of their respective affiliates, following consummation of the Offer or the Merger, to conduct any material business or operations in any jurisdiction where they are now being conducted;

  (c) there shall be instituted or pending any action, litigation, proceeding, investigation or other application (hereinafter, an "Action") before any court or other Governmental Entity by any Governmental Entity: (i) challenging the acquisition by Purchaser or Merger Sub of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer or the Merger, seeking to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger; (ii) seeking to prohibit, or impose any material limitations on, Purchaser's or Merger Sub's ownership or operation of all or any portion of their or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Purchaser or Merger Sub to dispose of or hold separate all or any portion of Purchaser's or Merger Sub's or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Merger; (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Merger Sub unable to, or result in a material delay in, or restrict, the ability of Merger Sub to, accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Purchaser or Merger Sub effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the stockholders; or (v) that, in any event, is reasonably likely to have a material adverse effect on the financial condition, properties, business or operations of the Company or Purchaser or Merger Sub (or any of their respective affiliates or subsidiaries) or the value of the Shares to Purchaser or Merger Sub or the benefits expected to be derived by Purchaser or Merger Sub as a result of consummation of the transactions contemplated by the Offer and the Merger;

  (d) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed or become applicable to the Offer or the Merger, or any Action shall be instituted or pending brought by any person not on behalf of a Governmental Entity or other action shall have been taken by any court or other Governmental Entity other than the application to the Offer or the Merger of waiting periods under the HSR Act, that, in the reasonable judgment of Purchaser, could be expected to, directly or indirectly, result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (v) of paragraph (c) above;

  (e) a tender or exchange offer for 15% or more of the outstanding Shares shall have been commenced or publicly proposed to be made by another Person (including the Company or is subsidiaries), or it shall have been publicly disclosed or the Purchaser shall have learned that any Person (including the Company or its subsidiaries), shall have become the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) of more than 15% of any class or series of capital stock of the Company (including the Shares) (other than for bona fide arbitrage purposes);

  (f) any change or development shall have occurred that has had, or is reasonably likely to have, a material adverse effect on the financial condition, properties, businesses or results of operations of the Company and its subsidiaries taken as a whole;

  (g) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn in a manner adverse to Purchaser or Merger Sub its approval or recommendation of the Offer, the Merger Agreement or the Merger, or the Board of Directors of the Company, upon request by Purchaser, shall have failed to publicly reaffirm such approval or recommendation within ten business days of such request by Purchaser, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing; or

  (h) the Merger Agreement shall have been terminated by the Company or Purchaser or Merger Sub in accordance with its terms or Purchaser or Merger Sub shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

which, in the sole judgment of Purchaser and the Merger Sub, in any such case, and regardless of the circumstances (including any action or inaction by Purchaser or the Merger Sub) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

  The foregoing conditions are for the sole benefit of Purchaser and the Merger Sub and may be asserted by Purchaser or the Merger Sub regardless of the circumstances (including any action or inaction by Purchaser or the Merger
Sub) giving rise to such condition or may be waived by Purchaser or the Merger Sub, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion. Any determination by Purchaser and the Merger Sub concerning any event described in this section shall be final and binding upon all parties. The failure by the Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

  Chief Executive Officer Agreement. Prior to entering into the Merger Agreement, Mr. Larkin and Purchaser orally agreed that Mr. Larkin's employment by the Company shall cease as of the Effective Time. At such time, Mr. Larkin will be entitled to receive approximately $2.7 million pursuant to his severance agreement with the Company described in Schedule II hereto. At the Effective Time, Mr. Larkin will enter into an employment agreement with Purchaser with a one year term, to serve as Executive Vice President of Purchaser and pursuant to which he will also serve as President and Chief Executive Officer of the Company. Mr. Larkin will receive a base salary equal to the salary currently being paid to him by the Company, plus an annual bonus of $250,000 to $500,000, depending on the achievement of specific performance criteria to be mutually agreed upon by Mr. Larkin and Purchaser. Mr. Larkin will be entitled to a stock appreciation rights award which will provide him a cash payment in an amount equal to the price of Purchaser's Common Stock one year after the Effective Time minus the price at the Effective Time times 25,000. Mr. Larkin will receive vacation and sick leave in accordance with the Company's policy prior to the Effective Time and will be entitled to participate in the Company's employee benefit plans.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

  The Board of Directors of the Company has unanimously determined that the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders and has unanimously approved the Offer and the Merger Agreement and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

  (b) Background.

  By virtue of their respective activities with the Health Industries Manufacturers Association and contact at industry trade shows and similar events, C. Raymond Holman, Chairman and Chief Executive Officer of Purchaser, and C. Ray Larkin, President and Chief Executive Officer of the Company, have been acquainted with one another for a number of years and have had, from time to time, informal discussions concerning the respective businesses and strategies of their two companies.

  In January 1997, Mr. Holman and Mr. Larkin had dinner during which Mr. Holman mentioned that he would be interested in exploring the possibility of some type of strategic combination between the two companies. Mr. Holman requested a subsequent meeting and Mr. Larkin agreed.

  On January 29, 1997, Mr. Holman and Mr. Larkin met and discussed the general business strategies of each of their companies. Mr. Holman also reiterated Purchaser's interest in pursuing some type of strategic business combination with the Company on a friendly basis. Mr. Larkin indicated that the Company was committed to carrying out its existing strategy as an independent company. However, he indicated that the Company's Board of Directors would, of course, have to consider any firm proposal that was presented to it in the exercise of the Board's obligation to the Company's stockholders. Mr. Holman suggested that, to further facilitate discussions, the Company provide Purchaser with additional information concerning the Company. Mr. Larkin indicated that he would discuss the matter with the Company's Board.

  In late March, the Company engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") to act as its financial advisor for certain stockholder relations matters, including the provision of financial advisory services in connection with evaluating any acquisition or business combination proposals that might arise. Morgan Stanley and the Company executed an engagement letter with respect to such services on May 8, 1997.

  At the March 27, 1997 regularly scheduled meeting of the Company's Board, Mr. Larkin updated the Board on his discussions with Mr. Holman. The Board authorized Mr. Larkin to continue those discussions and for the Company to exchange information with Purchaser subject to the execution of a confidentiality/standstill agreement between the parties. Mr. Larkin talked to Mr. Holman following the March 27, 1997 Board meeting and informed him that any further discussions would be subject to the execution of a confidentiality and standstill agreement between the parties.

  In early April 1997, Mr. Holman called Mr. Larkin and informed him that, while Purchaser was still interested in pursuing discussions, those discussions would need to be postponed for several weeks pending Purchaser's proposed disposition of its animal-health business.

  On May 31, 1997, Mr. Holman called Mr. Larkin to schedule a meeting to resume the discussions between the parties. On June 3, 1997, Messrs. Holman and Larkin, Michael P. Downey, Executive Vice President and Chief Financial Officer of the Company and Michael A. Rocca, Senior Vice President and Chief Financial Officer of Purchaser, met to exchange information related to the markets, operations, historical financial performance and strategic direction of the two companies. On the day prior to the meeting, the Company and Purchaser had entered into a confidentiality agreement which contained, among other things, a standstill agreement prohibiting either company from acquiring securities of the other party for three years without the prior consent of such other company's Board.

  On June 12, 1997, at a meeting of the Company's Board of Directors, management and representatives of Morgan Stanley updated the Board concerning the discussions with Purchaser. The Board of Directors authorized the Company's management to further pursue the possibility of a business combination with Purchaser. Also at this meeting representatives of Morgan Stanley made a presentation to the Board concerning its preliminary conclusions about the valuation of the Company as a stand-alone entity.

  On June 18, 1997, the Board of Directors of Purchaser met, at which meeting Mr. Holman updated the Board concerning the discussions with the Company, and Purchaser's legal and financial advisors advised the Board concerning a potential business combination between Purchaser and the Company.

  On various dates between June 12 and June 26, 1997, representatives of Morgan Stanley and Goldman, Sachs & Co. ("Goldman Sachs") had several telephone conversations in which the Goldman Sachs representatives reiterated Purchaser's strong interest in pursuing a possible business combination with the Company based on the due diligence done to date. The representatives of Morgan Stanley indicated that Purchaser would have to make a proposal with acceptable terms and conditions, including price, before the Company would consider further pursuing a potential business combination with Purchaser.

  On June 26, 1997, financial advisors for Purchaser and the Company held a meeting in which representatives of Goldman Sachs presented Purchaser's proposal that Purchaser and the Company enter into a merger agreement pursuant to which Purchaser would purchase all of the outstanding Shares for cash at a price of $26.00 per Share, contingent upon the completion of due diligence and the negotiation and completion of a definitive merger agreement. The representatives of Morgan Stanley at the meeting indicated that, based upon its discussions with the Company's management and Board of Directors, they believed that a price of $26.00 per Share was below what the Company's management and Board would deem acceptable.

  On July 7, 1997 the financial advisors for Purchaser and the Company had a telephone conversation during which representatives of Goldman Sachs indicated that Purchaser would be prepared to increase its offer to $27.00 per Share, contingent upon the completion of due diligence and the negotiation and completion of a definitive merger agreement and that Mr. Holman would be prepared to meet with Mr. Larkin to complete price negotiations. The representatives of Morgan Stanley indicated that Mr. Larkin would not be prepared to meet with Mr. Holman based upon an offer of $27.00 per Share and that Mr. Larkin was of the view that the proposal did not sufficiently take into account certain operational benefits created by the potential business combination.

  On July 8, 1997, after a number of discussions with Mr. Larkin and the Company's management, representatives of Morgan Stanley telephoned representatives of Goldman Sachs and indicated that they believed that the Company's Board would be receptive to an offer of $29.00 per Share, assuming that all of the other terms and conditions of the merger agreement were acceptable to the Company.

  On July 9, 1997, Messrs. Larkin and Holman had a telephone conversation in which Mr. Holman indicated he would be prepared to seek his Board's approval of a transaction of $28.00 per Share but not at $29.00 per Share. Mr. Larkin responded that he did not believe his Board would be receptive to a transaction at that price. Mr. Larkin also indicated that the Company's Board would be meeting during the afternoon of July 12, 1997 to discuss the impasse between the parties on the valuation issue.

  On July 10, 1997, at a special meeting of the Company's Board of Directors, Mr. Larkin updated the Board on the status of the negotiations with the Purchaser. The Board discussed with Mr. Larkin and other members of management the current status of the Company's business and its growth and profitability prospects as reflected in management's strategic plan as well as the relative benefits to the Company's stockholders represented by continuing to pursue the Company's strategy as a stand-alone entity as compared to a transaction with Purchaser at $28.00 per Share. The Board instructed Mr. Larkin to continue to pursue a transaction with Purchaser but to seek a price in the range of $29.00 per Share.

  On July 11, 1997, the financial advisors for Purchaser and the Company had a telephone conversation during which representatives of Goldman Sachs reiterated that Purchaser was not prepared to increase its offer to $29.00 per Share. The representatives of the respective financial advisors for the Company and Purchaser agreed that, based upon the disagreement regarding price, discussions regarding the potential business combination would likely be suspended.

  On July 12, 1997, the Company's Board of Directors held a special meeting to discuss the status of the negotiations with Purchaser. Shortly before the meeting, Mr. Holman called Mr. Larkin to communicate a revised offer of $28.50 per Share, which Mr. Holman characterized as Purchaser's final offer. Contemporaneously with Mr. Holman's call, the representatives of Goldman Sachs called representatives of Morgan Stanley and confirmed that the $28.50 offer was Purchaser's best and final offer. Mr. Larkin informed the Board of the negotiations that had taken place since the Board's July 10th meeting and his belief, supported by his discussions with representatives of Morgan Stanley, that $28.50 per Share represented the highest offer Purchaser was willing to make. The Board again discussed with members of management alternatives for maximizing stockholder value, including remaining an independent company. At the end of the meeting, the Board authorized Mr. Larkin and the Company's financial advisor to communicate to Purchaser that the Board would be receptive to a proposal by Purchaser to acquire the Company at $28.50 per Share, subject to negotiation of an acceptable definitive merger agreement.

  On the evening of July 12, 1997, Mr. Larkin telephoned Mr. Holman and indicated that he would be prepared to present Mr. Holman's proposal for consideration by the Company's Board of Directors, contingent upon the completion of due diligence and the negotiation and completion of an acceptable definitive merger agreement.

  On July 14, 1997, the Board of Directors of the Company met by telephone, at which meeting Mr. Larkin updated the Board concerning the discussions with Purchaser and the Company's legal and financial advisors advised the Board concerning the proposed structure for potential business combination. On July 15, 1997, the Board of Directors of Purchaser met by telephone, at which meeting Mr. Holman updated Purchaser's Board of Directors concerning the status of the proposed transaction.

  Between July 15, 1997 and July 23, 1997, officers and employees of Purchaser completed their due diligence review of the Company's business and affairs. On July 17, 1997, Purchaser's counsel delivered to the Company's counsel a draft merger agreement, and from July 17, 1997 through July 23, 1997, representatives of Purchaser and the Company and their respective counsel met in person and by telephone to negotiate the terms of the Merger Agreement, including the amount of the termination fee and the circumstances in which it would be payable to Purchaser. All remaining issues under discussion were resolved by telephone on the morning of July 23, 1997.

  On July 23, 1997, the Board of Directors of Purchaser met, at which meeting Mr. Holman and other officers of Purchaser updated the Board concerning the discussions with the Company. Purchaser's counsel advised the Board concerning the proposed Merger Agreement; and Purchaser's financial advisors advised the Board concerning the proposed transaction. Purchaser's Board of Directors unanimously approved and adopted the Merger Agreement.

  Following the meeting of Purchaser's Board of Directors, the Board of Directors of the Company met, at which meeting Mr. Larkin and other officers of the Company updated the Board on the negotiations with Purchaser concerning the definitive merger agreement. The Company's counsel advised the Board concerning the proposed Merger Agreement and the Board's fiduciary duties under Delaware law in connection with a "change of control" transaction of the type represented by the Merger Agreement. In addition, representatives of Morgan Stanley advised the Board concerning the proposed transaction and rendered Morgan Stanley's opinion, subsequently confirmed in writing, that, as of the date of such opinion, the terms of the Offer and the Merger were fair to the stockholders of the Company from a financial point of view. The Company's Board of Directors unanimously determined that the Offer and the Merger Agreement to be fair to and in the best interests of the Company and its stockholders, unanimously approved the Offer and the Merger Agreement, and unanimously recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

  Following the approval and adoption of the Merger Agreement by the Company's Board of Directors, Purchaser, the Company and the Merger Sub executed and delivered the Merger Agreement on July 23, 1997. The terms of the Merger Agreement are set forth in Item 3. A copy of the Merger Agreement has been filed as Exhibit I hereto.

  (c) Reasons for the Recommendation.

  In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

    (i) The historical market prices of, and recent trading activity in, the Shares, particularly the fact that the Offer and Merger will enable the stockholders of the Company to realize a premium of approximately 45.2% over the closing price of the Shares on the last trading day prior to the date of public announcement on July 23, 1997 of the Merger Agreement and premiums of approximately 49.0% and 39.8% over the average closing trading price of the Shares for the 20 trading days and twelve months, respectively, preceding the date of that announcement.

    (ii) The financial valuation, analyses and presentations of Morgan Stanley at the July 23, 1997 Board meeting and the opinion of Morgan Stanley to the effect that, as of the date of such opinion and based upon certain matters considered relevant by Morgan Stanley, the consideration to be received by the stockholders of the Company in the Offer and Merger was fair to such stockholders from a financial point of view. The full text of such opinion, dated July 23, 1997, which sets forth the procedures followed, assumptions and qualifications made, matters considered and the limitation of the review undertaken by Morgan Stanley in connection with its opinion, is included as Schedule 1 hereto, and stockholders are urged to read the opinion in its entirety;

    (iii) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including, without limitation, the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Company, in the exercise of its fiduciary duties in accordance with the Merger Agreement, could determine to provide information to, engage in negotiations and subject to payment of the expense reimbursement fee and the termination fee, enter into a transaction with another party;

    (iv) The Company's view that the Offer and the Merger offer attractive terms relative to market prices and financial data relating to other companies engaged in the same or similar business as the Company and relative to the consideration paid in comparable acquisition transactions;

    (v) The historical and prospective business of the Company, including, among other things, the current financial condition, assets, liabilities, business and operations of the Company, along with the general prospects related to the current state of the industry in which the Company operates, including the consolidation trends within that industry, and the views of management with respect to the foregoing;

    (vi) The fact that the Company's business is subject to changes in competitive conditions arising from changes in the healthcare industries, including those that may arise from current governmental and private healthcare reform initiatives;

    (viii) The alternatives available to the Company in light of the consideration proposed to be received for the Shares pursuant to the Offer and Merger, including continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction;

    (ix) The fact that Purchaser's obligations under the Merger Agreement were not subject to any financing condition and the representation of Purchaser that it has or would have sufficient funds available to it to consummate the Offer and the Merger; and

    (x) The possibility that, because of a decline in the Company's business, the trading prices of the Shares or the stock market in general, the consideration the Company's stockholders would obtain in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger.

  The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

  At the July 23, 1997, meeting of the Board, the Board also approved the Offer and the Merger for the purposes of eliminating the application of
Section 203 of the DGCL, and also took certain actions with respect to the Rights as described below under Item 8.

  A copy of the letter to the Company's stockholders communicating the Board's recommendation is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement dated May 8, 1997 (the "Engagement Letter"), the Company engaged Morgan Stanley to act as its financial advisor for certain stockholder relations matters, including the provision of financial advisory services in connection with evaluating any acquisition or business combination proposals that might arise. Pursuant to the Engagement Letter, the Company agreed to pay Morgan Stanley an Advisory Fee in the amount of $200,000 upon signing the Engagement Letter and will pay Morgan Stanley a fee of approximately $8 million upon consummation of the Offer, against which any prior payment of $200,000 will be credited. The Company has also agreed to reimburse Morgan Stanley for all its out-of-pocket expenses, including attorneys' fees, and to indemnify Morgan Stanley against certain liabilities, including liabilities under the federal securities laws.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that, in July 1997, (i) Boudewijn Bollen, an Executive Vice President of the Company, exercised options to purchase 6,000 shares of Common Stock in connection with a loan from the Company of approximately $93,000, which loan is secured by such shares and (ii) each of the Company's non-employee directors (Messrs. Dole, Glaser, Grafton, Hammond, McDonnell, Van Bronkhorst and Morton and Dr. Lavizzo-Mourey) received the automatic annual grant of an option to purchase 10,000 shares under the Company's 1988 Stock Option Plan for Non-Employee Directors (the "Directors' Plan").

  (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Securities Exchange Act of 1934, each executive officer, director and affiliate of the Company currently intends to tender all Shares to the Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) above, there are no transactions, Board of Director resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders as described in Item 3 above.

  (b) Rights Agreement.

  On June 11, 1991, the Board declared a dividend of one Right for each outstanding share of Common Stock pursuant to the terms of a Rights Agreement dated June 11, 1991. The dividend was paid on June 26, 1991 (the "Record Date") to the stockholders of record on that date. Rights have also been issued with respect to each share of Common Stock issued or delivered after the Record Date. The Rights Agreement was first amended as of September 1, 1992 with The First National Bank of Boston becoming the Rights Agent (the "Rights Agent"). On March 8, 1996, the Company and the Rights Agent entered into the Amended Rights Agreement. On July 23, 1997, the Company and ChaseMellon Shareholders Service, L.L.C., as successor Rights Agent, entered into an amendment to the Amended Rights Agreement (the "Rights Amendment").

  Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Shares"), of the Company at a price of $160 per one two-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. Initially, the Rights are evidenced by the stock certificates representing the Common Stock, and no separate Rights certificates have been or will be distributed until the earlier to occur of
(i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer (other than the Offer) or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date").

  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock have contained and will contain a notation incorporating the current version of the Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of this or other Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

  The Rights will expire on March 8, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below. Pursuant to the Rights Amendment, all outstanding Rights will expire (whether or not tendered and purchased pursuant to the Offer) upon and as of the acceptance (so long as Purchaser or a wholly-owned subsidiary thereof thereafter purchases Shares pursuant to the Offer) for payment pursuant to the Offer of Shares that, together with any Shares owned by Purchaser or the Merger Sub, constitutes more than 50% of the voting power (determined on a fully-diluted basis) of all the securities of the Company entitled to vote generally in the election of directors on in connection with the Merger upon consummation of the Offer.

  The Rights are not exercisable until the Distribution Date and thereafter are exercisable for a period of 60 days; provided that the Rights are not exercisable if a person becomes an Acquiring Person pursuant to a tender or exchange offer for all outstanding Common Stock at a price and on terms determined by the Board (including a majority of the incumbent Board) to be fair to the stockholders of the Company after taking into account all factors deemed relevant and otherwise in the best interest of the Company and its stockholders. At its meeting on July 23, 1997, the Board of Directors made such determination with respect to the Offer. In addition, the Rights are not exercisable until the Company's right of redemption (as described below) has expired.

  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment pursuant to customary antidilution provisions.

  Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Share. Each Preferred Share will have 100 votes, voting together with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares, dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Share. The Preferred Shares rank junior to all other series of the Company's preferred stock.

  In the event that the Company is acquired in a merger or other business combination transaction (other than the Merger) or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, such number of shares of common stock of the acquiring company as at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right (or, if such number of shares of Common Stock is not authorized, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights).

  At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Share, or one two-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges or the Company may issue cash, debt or other property or any combination thereof), per Right (subject to adjustment).

  At any time until ten days following the date on which a person becomes an Acquiring Person, the Company's Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances, the decision to redeem shall require the concurrence of a majority of the Incumbent Board (as defined in the Rights Agreement). The redemption of the Rights may be made effective at such time and upon such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

  The terms of the Rights may be amended by the Company's Board of Directors without the consent of the holders of the Rights, including an amendment to lower the 15% beneficial ownership threshold described above with respect to an Acquiring Person to any percentage which is (i) greater than the largest percentage of the outstanding Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company, employee benefit plans of the Company or any subsidiary, or any entity holding Common Stock pursuant to the terms of any such plan) and (ii) not less than 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person). After a person becomes an Acquiring Person and under certain other circumstances, amendments to the Amended Rights Agreement require the concurrence of a majority of the Incumbent Board.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  The Company has taken all action necessary to provide that (x) the execution of the Merger Agreement and the consummation of the transactions contemplated thereby will not cause (i) Purchaser and/or the Merger Sub to become an Acquiring Person or (ii) a Distribution Date, a Share Acquisition Date or a Triggering Event to occur, and (y) all outstanding Rights will expire (whether or not tendered and purchased pursuant to the Offer) upon and as of the acceptance of Shares for payment pursuant to the Offer (so long as Purchaser thereafter purchases Shares accepted for payment pursuant to the Offer), and neither the Company, Purchaser nor Merger Sub nor any of their respective affiliates shall have any obligations under the Rights Agreement to any holder (or former holder) of Rights following consummation of the Offer.

  (c) Delaware Takeover Legislation.

  Section 203 of the Delaware General Corporation Law ("Sections 203") makes it more difficult to effect certain transactions between a corporation and a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years (excluding persons who became 15% stockholders by action of the corporation alone). The legislation prevents, for a period of three years following the date that a stockholder became a holder of 15% or more of the corporation's outstanding voting stock, the following types of transactions between the corporation and the 15% stockholder (unless certain conditions, described below, are met): (i) mergers or consolidations, (ii) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation, (iii) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the 15% stockholder's proportionate share of the stock of any class or series of the corporation, (iv) receipt by the 15% stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation and (v) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the 15% stockholder. Section 203 does not apply to transactions involving individuals or entities who became 15% stockholders prior to December 23, 1987 or who became 15% stockholders through a tender offer commenced prior to December 23, 1987.

  The three-year ban does not apply if either the proposed transactions or the transaction by which the 15% stockholder became a 15% stockholder is approved by the board of directors of the corporation prior to the date such stockholder became a 15% stockholder. Additionally, a 15% stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder became a 15% stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by directors who are officers or certain employee stock plans. Business combinations are also permitted within the three year period if approved by the board of directors and, at an annual or special meeting, the holders of 66 2/3% of the outstanding voting stock not owned by the 15% stockholder.

  A corporation may, at its option exclude itself from the coverage of Section 203 by providing in its certificate of incorporation or bylaws at any time exempt itself from coverage, provided that a bylaw or charter amendment cannot become effective for 12 months after such amendment is adopted. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not a 15% stockholder of the corporation (or who became such with board approval) if the proposed transaction involves (i) certain mergers or consolidations involving the corporation, (ii) a sale or other transfer of over 50% of the aggregate assets of the corporation or (iii) a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The Restated Certificate of Incorporation of the Company does not contain a provision "opting out" of the coverage of Section 203.

  The foregoing description of Section 203 is qualified in its entirety by reference to Section 203 of the DGCL.

  Because the Merger Agreement and the transaction contemplated thereby have been approved by the Board, the provisions of Section 203 do not apply to the Offer or the Merger.

  (d) Restated Certificate of Incorporation.

  Article Eleventh of the Company's Restated Certificate of Incorporation requires the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Shares entitled to vote generally in the election of directors, voting as a single class, to the effect, among other things, a merger or consolidation of the Company with any stockholder beneficially owning, directly or indirectly, of more than 20% of the Company's outstanding Common Stock. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise. Because the Merger Agreement and the transactions contemplated thereby have been approved by the Board, the provisions of Article Eleventh do not apply to the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.
 -----------
  Exhibit 1  Agreement and Plan of Merger, dated as of July 23, 1997, by and among Nellcor Puritan Bennett Incorporated, Mallinckrodt Inc. and
             NPB Acquisition Corp.
  Exhibit 2  Press Release dated July 23, 1997.*
  Exhibit 3  Form of Letter to Stockholders, dated July 29, 1997.*

--------
* Included in the Schedule 14D-9 mailed to the Company's stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 1997.

                                                    /s/ Laureen DeBuono
                                          By:__________________________________
                                                      Laureen DeBuono
                                              Executive Vice President, Human
                                              Resources, General Counsel and
                                                         Secretary

                                  SCHEDULE I

                                                                  July 23, 1997

Board of Directors
Nellcor Puritan Bennett, Inc.
4280 Hacienda Drive
Pleasanton, California 94588

Members of the Board:

We understand that Nellcor Puritan Bennett Inc. ("Nellcor" or the "Company"), Mallinckrodt Inc. ("Purchaser") and Purchaser Acquisition Corp., a wholly owned subsidiary of Purchaser ("Merger Sub") have entered into an Agreement and Plan of Merger, dated as of July 23, 1997 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Nellcor for $28.50 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Merger Sub with and into Nellcor. Pursuant to the Merger, Nellcor will become a wholly owned subsidiary of Purchaser and each outstanding share of Common Stock other than shares held in treasury or held by Purchaser or any affiliate of Purchaser or as to which dissenters' rights have been perfected, will be converted into the right to receive $28.50 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

  (i)reviewed certain publicly available financial statements and other information of the Company;

  (ii)
     reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  (iii)
     analyzed certain financial projections prepared by the management of the Company;

  (iv)
     discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (v)reviewed the reported prices and trading activity for the Common Stock;

  (vi)
     compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies and their securities we deemed relevant;

  (vii)
     reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (viii)
     participated in discussions and negotiations among representatives of the Company and Purchaser and their financial and legal advisors;

  (ix)
     reviewed the Merger Agreement and certain related documents;

  (x)reviewed financial and operational materials regarding the Company prepared by Quattro Consulting Group;

  (xi)
     reviewed financial commitment letters regarding Purchaser's financing for the Tender Offer and Merger; and

  (xii)
     performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have not analyzed nor made any assessment of the financeability of the Tender Offer or Merger, nor have we made any assumptions relating thereto for purposes of this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, nor did we negotiate with any of the parties, other than the Purchaser, which expressed interest to us in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Company and the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent; except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission in connection with the Tender Offer or the Merger. In addition, we express no advice or opinion as to whether or not the holders of Common Stock should tender their shares in connection with the Tender Offer.

Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares.

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                                    /s/ Charles R. Cory
                                          By: _________________________________
                                                      Charles R. Cory
                                                     Managing Director

                                  SCHEDULE II

                     NELLCOR PURITAN BENNETT INCORPORATED
                              4280 HACIENDA DRIVE
                         PLEASANTON, CALIFORNIA 94588

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about July 29, 1997 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Nellcor Puritan Bennett Incorporated (the "Company") with respect to the tender offer by NPB Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of Mallinckrodt Group, Inc., a New York corporation ("Parent"), to the holders of record of shares of Common Stock, par value $.001 per share, of the Company (the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company (the "Board").

  The Merger Agreement provides that, promptly following the purchase by the Purchaser of such number of Shares pursuant to the Offer, Parent may request that the Company take all actions necessary to cause persons designated by Parent to become directors of the Company (the "Purchaser Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by the Purchaser by (ii) the total number of Shares outstanding at the time of acceptance of the Shares for payment pursuant to the Offer; provided that prior to the consummation of the Merger, the Board shall always have at least two members who are neither officers, designees, stockholders nor affiliates of the Purchaser. The Company has also agreed to increase the size of the Board or to secure the resignation of existing directors to ensure that it has complied with this provision of the Merger Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on July 29, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 25, 1997, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

  The information contained in this Information Statement (including information incorporated by reference) concerning Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                    GENERAL

  The Shares are the only class of voting securities of the Company outstanding. As of the close of business on July 25, 1997, there were 63,687,307 Shares issued and outstanding, each of which is entitled to one vote on each matter to be considered at meetings of stockholders.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

  The Board currently consists of nine members with no vacancies. Each director holds office for a term of one year until such director's successor is elected and qualified or until such director's earlier resignation or removal.

DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

  Parent has informed the Company that it will choose the Purchaser Designees from the executive officers of Parent listed in Schedule A of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company. The information with respect to such officers in Schedule A is hereby incorporated by reference. Parent has informed the Company that each of the officers listed in Schedule A of the Offer to Purchase has consented to act as a director of the Company, if so designated.

  Based solely on the information set forth in Item 2 of the Schedule 14D-1 filed by Purchaser, none of the executive officers and directors of Parent or the Purchaser (i) is currently a director of, or holds any position with, the Company or (ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Parent and the Purchaser, none of Parent's or the Purchaser's directors or executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of the Company, and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

  It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of such number of Shares pursuant to the Offer as satisfies the Minimum Condition which purchase cannot be earlier than August 25, 1997, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Purchaser Designees will constitute at least a majority of the available positions on the Board. Pursuant to the Merger Agreement, the number of such Purchaser Designees to be added to the Board will be not less than the product of the total number of directors on the Board (giving effect to the election of the Purchaser Designees) multiplied by the percentage that the aggregate number of Shares beneficially owned by Merger Sub or any affiliate bears to the total number of Shares then outstanding; provided that, at all times prior to the Effective Time, the Board shall have at least two members who are neither officers, stockholders, designees nor affiliates of Purchaser. If the foregoing addition of Purchaser Designees to the Board is accomplished through a resignation of some of the Company's current Board members, it is currently not known which of the current directors of the Company would resign.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information as of July 23, 1997 with respect to the current directors of the Company regarding his or her age, period or periods served as a Director, position (if any) with the Company, business experience during the past five years and directorships of other publicly-owned corporations.

          NAME           AGE DIRECTOR SINCE PRINCIPAL OCCUPATION OR EMPLOYMENT AND DIRECTORSHIPS
          ----           --- -------------- ----------------------------------------------------
Burton A. Dole, Jr. ....  59      1995          Mr. Dole serves as Chairman of the Company.
                                                He served as President, Chief Executive
                                                Officer and Chairman of the Board of
                                                Puritan-Bennett Corporation from 1986 until
                                                the merger of Puritan-Bennett and the
                                                Company on August 25, 1995. Mr. Dole was
                                                President and Chief Executive Officer of
                                                Puritan-Bennett from 1980 to 1986. Mr. Dole
                                                is a

          NAME           AGE DIRECTOR SINCE PRINCIPAL OCCUPATION OR EMPLOYMENT AND DIRECTORSHIPS
          ----           --- -------------- ----------------------------------------------------
                                                Director of the Metlife Company, the
                                                Anesthesia Patient Safety Foundation, and
                                                the Health Industries Manufacturers
                                                Association and a trustee of the I. Heerman
                                                Anesthesia Foundation. In December 1995,
                                                Mr. Dole completed a three-year term as
                                                Chairman of the Board of the Federal
                                                Reserve Bank of Kansas City.
Robert J. Glaser,         78      1991          Dr. Glaser is a Consulting Professor of
 M.D. ..................                        Medicine at Stanford University where he
                                                served as the Dean of the School of
                                                Medicine from 1965 to 1970. Dr. Glaser
                                                retired as the Director for Medical Science
                                                in June 1996, which position he held since
                                                1984, and as a Trustee of the Lucille P.
                                                Markey Charitable Trust, which provides
                                                major grants in support of basic biomedical
                                                research. Dr. Glaser was a founding member
                                                of the Institute of Medicine of the
                                                National Academy of Sciences. Dr. Glaser is
                                                a Director of Alza Corporation and Hanger
                                                Orthopedic Group.
Frederick M. Grafton....  71      1988          Mr. Grafton is a retired management
                                                consultant to several technology companies.
                                                He retired as President of Raychem
                                                Ventures, Inc., a subsidiary of Raychem
                                                Corporation (a materials technology driven
                                                product company), in February 1990. Mr.
                                                Grafton joined Raychem Corporation in 1962
                                                and served as Division General Manager and
                                                Group Vice President of Raychem Corporation
                                                until 1988 when he became President of
                                                Raychem Ventures, which manages a venture
                                                portfolio of Raychem Corporation.
Donald L. Hammond.......  69      1990          Mr. Hammond is a technical consultant to
                                                several technology companies. Previously,
                                                he was Director of Hewlett-Packard
                                                Laboratories of the Hewlett-Packard
                                                Company, a manufacturer of computer systems
                                                and electronic products. Mr. Hammond joined
                                                Hewlett-Packard in 1959 and served as a
                                                Founding Director of Hewlett-Packard
                                                Laboratories from 1966 until his retirement
                                                in 1988. He is a Director of Mid-Peninsula
                                                Bank and Iridex Corporation.
C. Raymond Larkin,        49      1989          Mr. Larkin is the President and Chief
 Jr. ...................                        Executive Officer of the Company. He has
                                                been with the Company since 1983, serving
                                                as Vice President, Sales and Vice
                                                President, Sales and Marketing until his
                                                election as President and Chief Operating
                                                Officer in February 1989 and Chief
                                                Executive Officer in November 1989. Mr.
                                                Larkin is a Director of Neuromedical
                                                Sciences Inc. and Arthrocare Corporation.

          NAME           AGE DIRECTOR SINCE PRINCIPAL OCCUPATION OR EMPLOYMENT AND DIRECTORSHIPS
          ----           --- -------------- ----------------------------------------------------
Risa J. Lavizzo-Mourey,   42      1995          Dr. Lavizzo-Mourey is the Sylvan Eisman
 M.D. ..................                        Professor of Medicine and Healthcare
                                                Systems at the University of Pennsylvania.
                                                From 1992 to 1994, Dr. Lavizzo-Mourey was
                                                Deputy Administrator of the United States
                                                Agency for Healthcare Policy and Research.
                                                Dr. Lavizzo-Mourey has been a consultant to
                                                the White House Department of Health and
                                                Human Services, foreign governments and
                                                health care corporations. Dr. Lavizzo-
                                                Mourey has held various faculty positions
                                                at Harvard University Medical School and
                                                Temple University Medical School. She is a
                                                Director of Medicus Systems Corporation and
                                                Beverly Enterprises, Inc.
Thomas A. McDonnell.....  51      1995          Mr. McDonnell served as a Director of
                                                Puritan Bennett Corporation from April 1994
                                                until the merger of Puritan-Bennett and the
                                                Company on August 25, 1995. Mr. McDonnell
                                                has served as Chief Executive officer of
                                                DST Systems, Inc., a provider of data
                                                processing based services to the financial
                                                industry, since October 1984. Mr. McDonnell
                                                has served as President of DST Systems,
                                                Inc. from 1973 until October 1984 and from
                                                March 1987 to the present, and has been a
                                                Director of DST Systems, Inc. since 1971.
                                                He is a Director of Informix Software,
                                                Inc., BHA Group, Inc., Janus Capitol
                                                Corporation and Cerner Corporation.
Edwin E. van              73      1985          Mr. van Bronkhorst has been a consultant to
 Bronkhorst.............                        various technology companies since 1984 and
                                                is currently Treasurer and Trustee of the
                                                David and Lucille Packard Foundation.
                                                Previously, he served as Senior Vice
                                                President, Chief Financial Officer and
                                                Treasurer of the Hewlett Packard Company, a
                                                manufacturer of computer systems and
                                                electronic products, from 1962 until his
                                                retirement in 1984. Mr. van Bronkhorst
                                                joined Hewlett Packard in 1953 and served
                                                on its Board of Directors from 1962 to
                                                1984. He is a Director of California Water
                                                Service Company and Mid-Peninsula Bank.
Dean O. Morton..........  65      1997          Mr. Morton was executive vice president,
                                                chief operating officer and a Director of
                                                Hewlett-Packard Company at the time of his
                                                retirement in October 1992. Mr. Morton
                                                joined Hewlett-Packard in 1960. He was
                                                appointed Chairman of Centigram
                                                Communications Corp. in 1993. Mr. Morton is
                                                a Director of several companies, including
                                                ALZA Corporation, Bea Systems Inc., The
                                                Clorox Company, KLA Tencor Inc. and Kaiser
                                                Foundation Health Plan and Hospitals, and
                                                has served on the Board of Commissioners of
                                                the Joint Commission on Accreditation of
                                                Healthcare Organizations.

COMMITTEES OF THE BOARD OF DIRECTORS.

  The Board has established two standing committees, the Nominating and Compensation Committee and the Audit Committee. During fiscal year 1997, the Nominating and Compensation Committee consisted of Messrs. Glaser, Grafton, Hammond and van Bronkhorst, with Mr. Hammond serving as Chairperson. The Nominating and Compensation Committee is authorized to consider and nominate individuals for election to the Board at the annual meeting of stockholders for which the candidate is to be nominated, to propose candidates to fill vacancies on the Board, to review and recommend to the Board for approval the compensation of the President and Chief Executive Officer of the Company and to review and recommend to the Board for approval the executive officer salary and compensation structure recommended by the President and Chief Executive Officer, including the grant of stock options. The Nominating and Compensation Committee held two meetings in fiscal year 1997.

  During fiscal year 1997, the Audit Committee consisted of Ms. Lavizzo-Mourey and Messrs. Glaser, Hammond and van Bronkhorst, with Mr. van Bronkhorst serving as Chairperson. The Audit Committee is the principal link between the Board and the Company's independent public accountants. The Audit Committee makes recommendations to the Board regarding selection and employment of the Company's independent public accountants and, working with the Company's external auditors, monitors internal control procedures. The Audit Committee held two meetings in fiscal year 1997.

  After the consummation of the Merger, it is expected that the Board will act to appoint new members to the Nominating and Compensation, and Audit Committees. To the Company's knowledge, no decision has been made by the Purchaser Designees regarding the membership of any such committees of the Board.

  The Board held 6 meetings during fiscal year 1997. All Directors attended more than 75% of the total meetings of the Board and of the committees of which they are members.

  Each non-employee Director received a retainer fee of $11,500 for fiscal year 1997 to serve on the Board plus a fee of $1,500 for each meeting of the Board attended and $1,000 for each Board committee meeting attended which was not held on the same day as a Board meeting. The chairperson of a Board committee meeting received an additional $1,000 for each committee meeting. The Company does not pay directors' fees to Directors who are employees of the Company.

  In connection with the merger with Puritan-Bennett, the Company entered into an employment agreement with Mr. Burton A. Dole, Jr. pursuant to which Mr. Dole would serve as Chairman of the Board for a two-year term, which commenced on August 25, 1995. As Chairman of the Board for this two-year term, Mr. Dole receives a salary of $250,000 per year. Mr. Dole's employment agreement also provides for an additional term of seven and one-half years during which Mr. Dole will serve as an employee of the Company with more limited duties at a salary of $44,000 per year. Mr. Dole's employment agreement provides certain additional employee benefits, including severance payments upon certain termination events.

  Non-employee Directors receive non-discretionary stock option grants under the Directors' Plan. Each non-employee Director (i) upon joining the Board for the first time will be automatically granted an option under the Directors' Plan to purchase 20,000 shares of Company Common Stock, vesting over four years from the date of grant, 25% at the end of the first year and 6.25% per quarter thereafter, and (ii) at the beginning of each fiscal year, will be automatically granted an option under the Directors' Plan to purchase 10,000 shares, vesting over one year.

  The following table sets forth as to all non-employee Directors for fiscal year 1997 (i) the number of shares of the Company's Common Stock subject to options granted under the Directors' Plan and the weighted average per share exercise price for such options and (ii) the number of shares of Common Stock acquired and the net value realized (fair market value of the shares acquired on the date of exercise less the exercise price) upon the exercise of options granted under the Directors' Plan.

                                                  FISCAL YEAR 1997
                                      -----------------------------------------
                                       OPTIONS GRANTED     OPTIONS EXERCISED
                                      ------------------ ----------------------
                                       NUMBER   EXERCISE  NUMBER    NET VALUE
NAME                                  OF SHARES  PRICE   OF SHARES REALIZED (1)
----                                  --------- -------- --------- ------------
Robert J. Glaser, M.D................  10,000   $24       20,000     $ 95,000
Frederick M. Grafton.................  10,000   $24       20,000     $103,750
Donald L. Hammond....................  10,000   $24          --           --
Risa J. Lavizzo Mourey, M.D..........  10,000   $24          --           --
Thomas A. McDonnell..................  10,000   $24          --           --
Dean O. Morton.......................  20,000   $17.375      --           --
Edwin E. van Bronkhorst..............  10,000   $24          --           --

--------
Notes:
(1) Equal to the fair market value of the shares of Company Common Stock acquired on the date the options were exercised less the exercise price.

  The per share closing price of the Company's Common Stock as reported by the Nasdaq National Market on July 3, 1997 was $18.1875.

NOMINATING AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

  There are no Nominating and Compensation Committee interlocks between the Company and other entities involving any of the Company's executive officers and members of the Board who serve as executive officers of such entities, and no member of the Nominating and Compensation Committee is a present or former officer or employee of the Company.

EXECUTIVE OFFICERS

  Set forth below is information regarding current executive officers on the Company's Executive Management Committee who are not also directors.

NAME                        AGE            POSITION WITH THE COMPANY
----                        ---            -------------------------
Boudewijn Bollen...........  51 Executive Vice President, Worldwide Sales and
                                Distribution
Laureen DeBuono............  40 Executive Vice President, Human Resources,
                                General Counsel and Secretary
Michael P. Downey..........  50 Executive Vice President, Chief Financial
                                Officer
Russell D. Hays............  52 Executive Vice President, President, Hospital
                                Business
David J. Illingworth.......  44 Executive Vice President, President, Homecare
                                Business
Kenneth Sumner, Ph.D. .....  55 Vice President, Regulatory/Clinical Affairs and
                                Quality Assurance
David B. Swedlow, M.D. ....  51 Senior Vice President, Medical Affairs and
                                Technology Development

  MR. BOLLEN joined the Company in 1986 as Vice President Marketing and Sales in Europe, became Managing Director, Europe, in April 1989, and Vice President and Managing Director, Europe, in September

1991. Mr. Bollen currently serves as Executive Vice President, Worldwide Sales and Distribution. Prior to joining the Company, Mr. Bollen was Director of Marketing and Sales in Europe with Bentley Laboratories, Inc., a manufacturer of specialized monitoring and medical equipment.

  MS. DEBUONO joined the Company in April 1992 as General Counsel and Secretary and currently serves as Executive Vice President, Human Resources, General Counsel and Secretary. Prior to joining the Company, Ms. DeBuono was Division and Corporate Counsel with The Clorox Company, a diversified consumer products company, from 1987 to 1992, and Corporate Counsel with Varian Associates, Inc., an electronics device company, from 1984 to 1987.

  MR. DOWNEY joined the Company in 1986 as Corporate Controller and became Vice President, Finance in April 1987 and Vice President, Chief Financial Officer in July 1989. Mr. Downey currently serves as Executive Vice President, Chief Financial Officer. Prior to joining the Company, Mr. Downey was Vice President, Finance with Shugart Corporation, a manufacturer of disk drives, from 1984 to 1986.

  MR. HAYS joined the Company in June 1995 as Executive Vice President, Nellcor Operations and currently serves as Executive Vice President, President, Hospital Business. Prior to joining the Company, Mr. Hays served as the President and Chief Executive Officer of Sequenom from 1993 to 1995. Previously, Mr. Hays served as President and Chief Executive Officer of Enzytech, Inc. from 1992 to 1993, and in various capacities at Baxter Healthcare Corporation from 1985 to 1992. He also served as a General Manager at Stryker Corporation from 1981 to 1985 and in various capacities at Baxter Travenol Laboratories, Inc. from 1976 to 1981.

  MR. ILLINGWORTH joined the Company in January 1993 as Vice President, Field Operations. Mr. Illingworth currently serves as Executive Vice President, President, Homecare Business. Prior to joining the Company, Mr. Illingworth worked for 14 years in sales and management with General Electric Medical Systems, a manufacturer of Diagnostic Imaging Products, most recently as Western Region General Manager.

  MR. SUMNER joined the Company in September 1994 as Vice President, Regulatory/Clinical Affairs and Quality Assurance. Immediately prior to joining the Company, Mr. Sumner served as Vice President, Regulatory Affairs and Quality Assurance with Cytyc Corporation, a privately-held medical device company. From 1990 to 1993, Mr. Sumner was with the Cardiology Group of C.R. Bard, Inc. as Vice President, Medical and Regulatory Affairs, and, from 1980 to 1990, Mr. Sumner was Director of Clinical and Regulatory Affairs at Zimmer, Inc., an orthopedic medical device division of Bristol-Myers Squibb, Co.

  DR. SWEDLOW joined the Company in June 1987 as Vice President, Medical Affairs and currently serves as Senior Vice President, Medical Affairs and Technology Development. Prior to joining the Company, Dr. Swedlow was employed by the University of Pennsylvania as an Assistant Professor of Anesthesia and Pediatrics at the University of Pennsylvania School of Medicine and as an Anesthesiologist and Critical Care Attending Physician and Director of Research in the Department of Anesthesia and Critical Care of The Children's Hospital of Philadelphia.

                    BENEFICIAL OWNERS OF VOTING SECURITIES

  The following table sets forth, as of July 25, 1997, the beneficial holdings of the Company's Common Stock (the Company's only outstanding voting securities) by (i) each of the non-employee Directors and nominees, (ii) the President and Chief Executive Officer and the other named executive officers listed in the Summary Compensation Table appearing below and (iii) all directors and executive officers of the Company as a group.

                                            AMOUNT AND NATURE OF     PERCENT OF
        NAME OF BENEFICIAL OWNER         BENEFICIAL OWNERSHIP (1)(2)   CLASS
        ------------------------         --------------------------- ----------
Laureen DeBuono.........................             90,100              .14%
 Executive Vice President, Human
 Resources,
 General Counsel and Secretary
Burton A. Dole, Jr......................            398,489              .62%
 Director, Chairman of the Board
Michael P. Downey,......................            183,400              .29%
 Executive Vice President, Chief
 Financial Officer
Robert J. Glaser, M.D...................             32,000              .05%
 Director
Frederick M. Grafton....................             60,000              .09%
 Director
Donald L. Hammond.......................             80,000              .13%
 Director
Russell D. Hays.........................             64,600              .10%
 Executive Vice President, President,
 Hospital Business
C. Raymond Larkin, Jr...................            814,258             1.26%
 Director, President
 and Chief Executive Officer
Risa J. Lavizzo-Mourey, M.D.............             19,750              .03%
 Director
Thomas A. McDonnell.....................             30,000              .05%
 Director
Dean O. Morton..........................              2,000             .003%
 Director
David B. Swedlow, M.D...................            215,250              .34%
 Senior Vice President, Medical Affairs
 and Technology Development
Edwin E. van Bronkhorst.................             82,000              .13%
 Director
All Directors and Executive Officers as           2,327,181             3.53%
 a group................................
 (17 persons)(3)

--------
Notes:

(1) Except as hereinafter provided, each Director and named executive officer listed in the table has sole voting and sole dispositive power. Mr. Dole disclaims beneficial ownership with respect to 112 shares held by an immediate family member.

(2) Includes for each Director and named executive officer listed in the table: (i) in the cases of Messrs. Glaser, Grafton, Hammond, McDonnell and van Bronkhorst and Ms. Lavizzo-Mourey, options to purchase 30,000, 50,000, 50,000, 30,000, 20,000 and 18,750 shares of Common Stock, respectively, granted under the Directors' Plan, (ii) in the case of Mr. Dole, options to purchase 294,936 shares of Common Stock granted under the 1995 Merger Stock Incentive Plan and (iii) in the cases of Ms. DeBuono and Messrs. Downey, Hays, Larkin and Swedlow, options to purchase 88,900, 181,400, 64,400, 667,500 and 143,750 shares of Common Stock, respectively, granted under the Company's 1991 Equity Incentive Plan, as amended, and the 1994 Equity Incentive Plan, as amended, described below, all of which options are exercisable within 60 days of July 25, 1997. Also includes for all Directors and executive officers as a group options to purchase 1,875,386 shares of Common Stock which are exercisable within 60 days of July 25, 1997.
(3) Executive Officers include the Chief Executive Officer and all Executive Vice Presidents and Vice Presidents of the Company.

  The following table sets forth the beneficial holdings of the Company's Common Stock (the Company's only outstanding voting securities) by persons or entities known to the Board to be the beneficial owners of more than 5% of the Common Stock of the Company.

                                      AMOUNT AND NATURE
                                        OF BENEFICIAL   PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER    OWNERSHIP(1)     CLASS(%)
------------------------------------  ----------------- ----------
FMR Corp.(2)............                  3,717,600       5.91%
 82 Devonshire Street
 Boston, Massachusetts
 02109
Manning & Napier Advi-                    4,901,086       8.14%
 sors, Inc. (3).........
 1100 Chase Square
 Rochester, New York
 14604
Northern Trust Corpora-                   1,221,956       2.03%
 tion(4)................
 50 South LaSalle Street
 Chicago, Illinois 60675

--------
Notes:
(1) Information regarding the amount and nature of beneficial ownership and percent of class of the Company's Common Stock has been obtained from
    Schedule 13Gs filed by the named holders.
(2) FMR Corp. has sole voting power with respect to 7,600 shares and sole dispositive power with respect to 3,717,600 shares.
(3) Manning & Napier has sole voting power with respect to 4,722,036 shares and sole dispositive power with respect to 4,901,086 shares.
(4) Northern Trust Corporation has sole voting power with respect to 777,285 shares, sole dispositive power with respect to 787,472 shares, shared voting power with respect to 380,721 shares and shared dispositive power with respect to 388,350 shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires the Company's executive officers and Directors to file reports of beneficial ownership on Form 3 and changes in beneficial ownership on Forms 4 or 5 with the Securities and Exchange Commission ("SEC"). Executive officers and Directors are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports filed. As part of a Section 16 compliance program established by the Company for its executive officers and Directors, the Company undertakes to file these reports on their behalf. Based solely on its review of the Forms 3 and 4 filed on behalf of its executive officers and Directors, as well as written representations from these individuals that all applicable Forms 5 were timely filed, the Company believes that, during the fiscal year ended July 6, 1997, all Section

16(a) filing requirements applicable to its executive officers and Directors were complied with pursuant to SEC rules, except for one late filing by Mr. Illingworth relating to an open market purchase.

                            EXECUTIVE COMPENSATION

  The Company provides to its executive officers cash compensation and other compensation pursuant to certain employee incentive and benefit plans.

SUMMARY OF CASH COMPENSATION

  The following table provides certain summary information regarding cash compensation paid by the Company on an accrual basis as well as other compensation for services rendered paid to or on behalf of the named executive officers for the last three fiscal years ended July 6, 1997, July 7, 1996 and July 2, 1995:

                          SUMMARY COMPENSATION TABLE

                                                        LONG-TERM
                                                       COMPENSATION
                                                          AWARDS
                                                       ------------
                                ANNUAL COMPENSATION     SECURITIES
                             -------------------------  UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY ($) BONUS ($) OPTIONS (#)  COMPENSATION (1)
---------------------------  ---- ---------- --------- ------------ ----------------
C. Raymond Larkin, Jr....    1997  $512,485  $      0    100,000        $   500
 President and Chief         1996   416,173   246,600    120,000            500
 Executive Officer           1995   321,057   417,390    106,000            400
Russell D. Hays(2).......    1997  $292,261  $      0     57,600        $ 1,000
 Executive Vice Presi-
  dent,                      1996   285,577   137,500          0            500
 President, Hospital
  Business                   1995     2,115         0    100,000         50,000
Michael P. Downey........    1997  $292,261  $      0     57,600        $   500
 Executive Vice Presi-
  dent,                      1996   275,153   137,500     44,000          1,000
 Chief Financial Officer     1995   217,041   190,181     40,000            800
Laureen DeBuono..........    1997  $292,261  $      0     57,600        $ 1,000
 Executive Vice Presi-
  dent,                      1996   274,246   137,500     44,000          1,000
 Human Resources, General    1995   212,712   186,116     40,000            800
 Counsel and Secretary
David B. Swedlow, M.D....    1997  $301,340  $      0     35,000        $   500
 Senior Vice President,      1996   293,771   115,729     40,000            500
 Medical Affairs and         1995   274,210   198,015     40,000            800
 Technology Development

--------
Notes:
(1) Amounts reported as All Other Compensation represent the matching contributions paid by the Company to the named executive officers pursuant to the Voluntary Investment Plus Plan, as amended and restated ("VIP Plan"), described below. With respect to Mr. Hays, the amount reported as All Other Compensation for fiscal year 1995 represents the reimbursement of certain relocation expenses.
(2) Mr. Hays joined the Company in June 1995.

OTHER COMPENSATION

  The Company has in effect compensation plans providing various forms of benefits, payable in cash or deferred for several years (or until retirement). Executive officers are eligible to participate in certain of these plans, as discussed below. The cash bonus plan for executive officers is currently administered by the Nominating and Compensation Committee of the Board, as described and discussed below; all other compensation plans are currently administered by the Board with the assistance of Ms. DeBuono, the Executive Vice President, Human Resources, General Counsel and Secretary.

EMPLOYEE STOCK OPTION PLANS

  The Company has options outstanding under the following plans: the 1985 Equity Incentive Plan (the "1985 Plan"), the 1988 Stock Option Plan for Non-Employee Directors, as amended (the "1988 Plan"), the 1991 Equity Incentive Plan, as amended (the "1991 Plan"), the 1994 Equity Incentive Plan, as amended (the "1994 Plan"), the 1995 Merger Stock Incentive Plan (the "Merger Incentive Plan"), several Infrasonics, Inc. option plans assumed by the Company upon the merger of Infrasonics into the Company on June 27, 1996 and several Aequitron Medical, Inc. option plans assumed by the Company upon the merger of Aequitron into the Company on December 5, 1996. As of July 25, 1997, options to purchase an aggregate of 7,143,162 shares were outstanding pursuant to the plans described above.

  The Merger Incentive Plan was approved by stockholders on August 24, 1995 at the special meeting of stockholders called in connection with the merger of the Company and Puritan-Bennett Corporation. The Merger Incentive Plan was adopted to grant Puritan-Bennett employees options to purchase 1,046,996 shares of Company Common Stock in replacement of certain options to purchase Puritan-Bennett stock remaining outstanding or expiring unexercised at the closing of the merger. Other than the initial issuance of replacement options under the Merger Incentive Plan, no additional options to acquire Company Common Stock will be available for issuance under the Merger Incentive Plan.

  In connection with the merger of Infrasonics, Inc. into the Company on June 27, 1996, options outstanding under Infrasonics' option plans (the "Infrasonics Plans") were assumed by the Company and converted into options to purchase 128,463 shares of Company Common Stock. No additional options to acquire Company Common Stock will be available for issuance under the Infrasonics Plans.

  In connection with the merger of Aequitron Medical, Inc. into the Company on December 5, 1996, options outstanding under the Aequitron option plans (the "Aequitron Plans") were assumed by the Company and converted into options to purchase 547,636 shares of Company Common Stock. No additional options to acquire Company Common Stock will be available for issuance under the Aequitron Plans.

  The 1991 Plan and the 1994 Plan are currently administered by the Nominating and Compensation Committee of the Board with respect to executive officers and by the Board with respect to other key employees and consultants. The Board or the Nominating and Compensation Committee, as the case may be, has the sole discretion to determine the executive officers, key employees and consultants to whom options may be granted, the number of shares subject to such options and the type and term of the options.

  The option exercise price of an incentive stock option granted under the 1991 Plan and the 1994 Plan must be at least 100% of the fair market value of the Company's Common Stock on the date of grant, and the option exercise price of a nonqualified stock option granted under the 1985 Plan, 1991 Plan and the 1994 Plan must be at least 85% of the fair market value of the Company's Common Stock on the date of grant. It should be noted, however, that all options granted to date pursuant to the plans described above have option exercise prices that are no less than 100% of the fair market value of the Company's Common Stock on the date of grant and that none may be exercised more than ten years from the date of grant.

  The following table contains information concerning stock option grants in fiscal year 1997 to the named executive officers:

                       OPTION GRANTS IN FISCAL YEAR 1997

                                                                                 POTENTIAL REALIZABLE
                                                                                VALUE AT ASSUMED ANNUAL
                            NUMBER OF     % OF TOTAL                             RATES OF STOCK PRICE
                           SECURITIES   OPTIONS GRANTED                            APPRECIATION FOR
                           UNDERLYING   TO EMPLOYEES IN   EXERCISE                    OPTION TERM
                             OPTIONS      FISCAL YEAR      PRICE     EXPIRATION ------------------------
          NAME            GRANTED(#)(1)      1997       ($/SHARE)(2)    DATE     5%($)(3)    10%($)(3)
          ----            ------------- --------------- ------------ ---------- ----------- ------------
C. Raymond Larkin,
 Jr. ...................     100,000        .045571        22.50      7/23/06     1,414,523   3,584,397
Laureen DeBuono.........      57,600        .026249        22.50      7/23/06       814,765   2,064,613
Michael P. Downey.......      57,600        .026249        22.50      7/23/06       814,765   2,064,613
Russell D. Hays.........      57,600        .026249        22.50      7/23/06       814,765   2,064,613
David B. Swedlow, M.D...      35,000        .015950        22.50      7/23/06       495,083   1,254,539

--------
Notes:
(1) These stock options were granted to each of the named executive officers on July 24, 1996. The grants of stock options were made pursuant to the standard terms of the 1994 Plan. These stock options have a ten-year term, vest on a quarterly basis over a four-year period beginning the date of grant and have exercise prices equal to 100% of the fair market value of the Company's Common Stock on the date of grant. The Company has not granted Stock Appreciation Rights ("SARs") pursuant to any of its employee stock option plans to any past or present employee of the Company, including any executive officer.
(2) The exercise price may be paid in cash, in shares of common stock valued at fair market value on the exercise date or through a cashless exercise involving a same-day sale of the purchased shares.
(3) These columns reflect the potential realizable value of each stock option grant assuming that the market value of the Company's Common Stock appreciates at 5% and 10% annually from the date of grant over the term of the option. The potential values of the options with an exercise price of $22.50 reflect a 102% increase (@ 5%) and a 221% increase (@ 10%) in the value of the Company's Common Stock over the 1997 fiscal year-end market price of $18.15, the average of the high and low prices as reported by the Nasdaq National Market on July 3, 1997. As a result of the Merger, immediately prior to the Effective Time the foregoing options will be converted into the right to receive cash in an amount equal to (i) the difference between the Merger Consideration and the $22.50 exercise price, times (ii) the number of shares covered by the option.

STOCK OPTION EXERCISES AND HOLDINGS

  The following table provides information concerning the exercise of stock options by the named executive officers during fiscal year 1997 and the unexercised options held by such officers as of the end of fiscal year 1997.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                          AND YEAR-END OPTION VALUES

                                             NUMBER OF SECURITIES
                                            UNDERLYING UNEXERCISED
                          SHARES             VALUE OF UNEXERCISED      VALUE OF UNEXERCISED
                         ACQUIRED                 OPTIONS AT           IN-THE-MONEY OPTIONS
                            ON     VALUE    FISCAL YEAR END (#)(1)   AT FISCAL YEAR END ($)(2)
                         EXERCISE REALIZED ------------------------- -------------------------
       NAME                (#)      ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
       ----              -------- -------- ----------- ------------- ----------- -------------
C. Raymond Larkin,
 Jr. ...................  25,000  248,438    640,375      188,625     3,994,180     199,570
Laureen DeBuono.........     --       --      77,550       86,550       254,531      75,000
Michael P. Downey.......     --       --     170,050       86,550       818,438      75,000
Russell D. Hays.........     --       --      60,800       96,800             0           0
David B. Swedlow,
 M.D. ..................     --       --     130,063       65,937       519,688      75,000

--------
Notes:

(1) The Company has not granted SARs pursuant to any of its employee stock option plans to any past or present employee of the Company, including any executive officer.
(2) Amounts in this column are calculated using the per share closing price on the Nasdaq National Market of the Company's Common Stock at 1997 fiscal year end ($18.1875) less the exercise price. As a result of the Merger, immediately prior to the Effective Time the foregoing options will be converted into the right to receive cash in an amount equal to (i) the difference between the Merger Consideration and the applicable exercise price, times (ii) the number of shares covered by the option. As a result of such conversion, Mr. Larkin, Ms. DeBuono, Mr. Downey, Mr. Hays and Mr. Swedlow will be entitled to receive approximately $11,374,000, $1,430,000, $2,947,000, $883,000 and $2,194,000, respectively.

VOLUNTARY INVESTMENT PLUS PLAN

  Pursuant to the VIP Plan, employees of the Company and certain subsidiaries, including executive officers, approved by the Board may defer compensation for income tax purposes under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). All employees of the Company who regularly work 30 hours or more per week are eligible to participate in the VIP Plan at the beginning of their employment with the Company. In addition, all employees who complete 1,000 hours or more in their first 12 months of service or in any subsequent calendar year are eligible to participate in the VIP Plan. As of July 6, 1997, 3,511 employees other than executive officers were participating in the VIP Plan. Eligible participants may contribute to their accounts, through payroll deductions, between 1% and 15% of their compensation on a "pre-tax" basis. Compensation for purposes of the VIP Plan includes base salary, cash profit sharing, bonuses, commissions and overtime pay. Pursuant to Section 401(k) of the Code, participants will not be taxed on the pre-tax amounts they contribute to their accounts until the accounts are distributed on death, disability, normal retirement or other termination of employment. Contributed amounts may also be withdrawn from the VIP Plan in cases of demonstrable hardship or if a participant has attained at least 59 1/2 years of age. All contributions are held by a trustee and participants are able to direct the investment of their accounts among various investment alternatives, including Company Common Stock since January 1997.

  The Company provides matching contributions equal to 100% of each participant's contribution, up to $500 per participant semi-annually. Company contributions to the named executive officers for each of the 1997, 1996 and 1995 fiscal years are included in All Other Compensation listed on the Summary Compensation Table above.

DEFERRED COMPENSATION PLAN

  In fiscal 1997, the Company established a new deferred compensation plan for executive officers, senior director and director-level employees to be effective in January 1997 (the "Deferred Plan"). Eligibility for participation is based on achievement of a certain employment level at the Company. Under the terms of the Deferred Plan, an eligible participant may elect to defer all or part of the participant's annual base salary and/or bonus award. Amounts deferred under the Deferred Plan are credited to a separate bookkeeping account for each participant and are commingled with the general assets of the Company. Participants can allocate amounts deferred to three accounts: a company stock account the return on which is tied to the performance of the Company's Common Stock; an interest account in which amounts deferred earn interest at rate equal to the prime lending rate quoted by at least 75% of the nations 30 largest commercial banks; and a company performance account in which amounts deferred earn a rate of return based upon the Company's return on assets. The time and method of payment of deferred compensation and other terms and conditions are set forth in deferred compensation elections made prior to deferral by each participant. The Deferred Plan is not separately funded, and the undistributed balance of deferred compensation constitutes an unsecured contractual obligation of the Company to the participants in accordance with the terms of the plan. Deferred compensation, if any, relating to the named executive officers is set forth in the Summary Compensation Table above.

SEVERANCE ARRANGEMENTS

  The Company has entered into severance agreements (the "Severance Agreements") with certain executive officers, including the named executive officers listed in the Summary Compensation Table above, and key employees (each of such individuals being hereinafter referred to as the "Executive" or collectively as the "Executives").

  Each Severance Agreement has a twenty-four month term, with an automatic one year extension on each anniversary date thereafter, unless the Company or the Executive gives written notice to the other that the term of the Severance Agreement shall not be extended. However, in no event will a Severance Agreement expire prior to the expiration of twenty-four months after the occurrence of a "change in control," as defined below.

  Under the Severance Agreements, if an Executive's employment with the Company is terminated by the Company for "cause" (as defined below), disability or death, or by the Executive other than for "good reason" (as defined below) during the term of the Severance Agreement and within two years following a "change in control" (as defined below), the Executive shall be entitled to accrued but unpaid compensation and, if such termination is other than by the Company for "cause," a prorated bonus.

  If an Executive's employment with the Company is terminated by the Company without "cause" or by the Executive for "good reason" during the term of the Severance Agreement and within two years following a "change in control," the Executive shall be entitled to: (i) a lump-sum severance payment equal to three times base salary plus bonus in the case of the chief executive officer, two times base salary plus bonus in the case of other executive officers and one time base salary plus bonus in the case of certain key employees; (ii) accrued but unpaid compensation and a prorated bonus for the year in which the Executive is terminated; (iii) medical and insurance benefits for the Executive and the Executive's dependents for three years in the case of the chief executive officer, two years in the case of other executive officers and one year in the case of certain key employees, such benefits to be limited to the extent that the Executive obtains comparable benefits pursuant to a subsequent employment; (iv) the immediate vesting of, and lapsing of restrictions on, all outstanding equity incentive awards held by the Executive, including stock options and restricted stock; and (v) outplacement and career counseling services. In the event that the employment by the Company of all of its officers is terminated after the Merger by the Company without "cause" or by such officer for "good reason," the officers would be entitled to severance payments of approximately $14.5 million in the aggregate.

  Each Severance Agreement provides that if any amounts due to an Executive thereunder become subject to the "golden parachute" rules set forth in Section 280G of the Code, then such amounts will be reduced to the extent necessary to avoid the application of such rules.

  A termination of employment is for "cause" under the Severance Agreements if the basis of the termination is fraud, misappropriation, embezzlement or willful engagement by the Executive in misconduct which is demonstrably and materially injurious to the Company and its subsidiaries taken as a whole. "Good reason" includes, among other things, (i) an adverse change in the Executive's status, title, position, duties or responsibilities;
(ii) a reduction in the Executive's base compensation; (iii) the relocation of the Executive; (iv) the discontinuance by the Company of any material compensation or employee benefit plan in which the Executive participates; (v) the insolvency or the filing of a petition for bankruptcy of the Company; (vi) material breach by the Company of the Severance Agreement; (vii) any purported termination for cause by the Company which does not comport with the Severance Agreement; and (viii) failure or refusal of any successor to the Company to assume and perform the Severance Agreement.

  Pursuant to the Severance Agreements, a "change in control" shall be deemed to have occurred (i) upon the acquisition by any person, entity or group of beneficial ownership of twenty-five percent or more of the combined voting power of the Company's then outstanding voting securities; (ii) if the individuals who constitute the Board as of the date that the Severance Agreements are approved by the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any new director approved by a vote of at least two-thirds of the Incumbent Board shall be considered a member of the Incumbent Board (other than an individual initially assuming office as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person, entity or group other than the Incumbent Board); (iii) upon approval by the stockholders of the Company of a merger, consolidation or reorganization involving the Company, unless (A) the stockholders of the Company immediately before such merger, consolidation or reorganization own immediately thereafter at least 51% of the combined voting power of the outstanding voting securities of the surviving corporation in substantially the same proportion as their ownership of securities immediately before any such transaction; (B) the individuals constituting the Incumbent Board immediately prior to such merger, consolidation or reorganization constitute at least a majority of the board of the surviving corporation; and
(C) no person, entity or group (other than the Company and/or certain affiliated entities) has beneficial ownership of 25% or more of the combined voting power of the surviving corporation's then outstanding voting securities; (iv) upon a complete liquidation or dissolution of the Company; or
(v) upon an agreement for the sale or other disposition of all or substantially all of the assets of the Company to any person, entity or group (other than a transfer to a Company subsidiary). The transactions contemplated under the Merger Agreement will constitute a "change of control."

INDEBTEDNESS OF MANAGEMENT

  The following table sets forth information with regard to promissory notes from any current executive officers of the Company who have had amounts of $60,000 or more outstanding at any time during fiscal year 1997.

                                           PRINCIPAL AMOUNT   LARGEST AMOUNT OF
                                            OUTSTANDING AT  PRINCIPAL OUTSTANDING
NAME OF INDIVIDUAL         DATE OF NOTE     JULY 23, 1997    DURING FISCAL 1997
------------------       ----------------- ---------------- ---------------------
David J.
 Illingworth(l)......... February 18, 1993     $250,000           $250,000
Russell D. Hays(2)...... October 5, 1995       $350,000           $350,000
Kenneth Sumner(3)....... November 16, 1994     $125,000           $125,000

--------
Notes:
(1) In connection with his employment by the Company in November 1992, Mr. Illingworth received an interest-bearing loan of $250,000 with which to repay an outstanding relocation loan with his former employer. Mr. Illingworth's loan with the Company is secured by his primary residence with a second mortgage. Payment of interest on the loan, which accrues at an annual interest rate of 7.64%, is to be made in 20 semi-annual installments over a period of 10 years, with the first payment made on August 18, 1993. An amount equal to each interest installment, as made, is added to Mr. Illingworth's base salary compensation. The principal amount of the loan is due upon the earlier of the sale of the residence, termination of employment with the Company, or February 18, 2003.

(2) In connection with his employment by the Company in June 1995, Mr. Hays received an interest-bearing loan of $350,000 with which to purchase his primary residence in California. Mr. Hays' loan with the Company is secured by his primary residence with a second mortgage. Payment of interest on the loan, which accrues at an annual interest rate of 6.56%, is to be made in 10 annual installments over a period of 10 years, with the first payment to be made on December 1, 1996. An amount equal to each interest installment, as made, is added to Mr. Hays' base salary compensation. The principal amount of the loan is due upon the earlier of the sale of the residence, termination of employment with the Company, or December 1, 2005.
(3) In connection with his employment by the Company in September 1994, Mr. Sumner received an interest-bearing loan of $125,000 with which to purchase his primary residence in California. Mr. Sumner's loan with the Company is secured by his primary residence with a second mortgage. Payment of interest on the loan, which accrues at an annual interest rate of 7.55%, is to be made in 20 semi-annual installments over a period of 10 years, with the first payment made on May 16, 1995. An amount equal to each interest installment, as made, is added to Mr. Sumner's base salary compensation. The principal amount of the loan is due upon the earlier of the sale of the residence, termination of employment with the Company, or November 16, 2004.